Exhibit 21.1

List of Subsidiaries

Unijoh Sdn. Bhd., a company organized under the laws of Malaysia

MVR Products Pte. Limited, a company organized under the laws of Singapore

Motorcar Parts de Mexico, S.A. de C.V., a company organized under the laws of Mexico

Fenwick Automotive Parts, Ltd., a company organized under the laws of Canada

Introcan, Inc., a company organized under the laws of Delaware

FAPCO, S.A. de C.V., a company organized under the laws of Mexico